SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33205; File No. 812-14839

Tortoise Capital Advisors, L.L.C., <u>et al.</u>

August 21, 2018

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDC") and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment funds.

Applicants: Tortoise Energy Infrastructure Corporation ("Energy Infrastructure Corp."), Tortoise MLP Fund, Inc. ("MLP Fund"), Tortoise Pipeline & Energy Fund, Inc. ("Pipeline Fund"), Tortoise Energy Independence Fund, Inc. ("Independence Fund"), Tortoise Power and Energy Infrastructure Fund, Inc. ("Power Fund"), Tortoise Essential Assets Income 2024 Term Fund, Inc. ("Income Fund"), Tortoise Tax-Advantaged Social Infrastructure Fund, Inc. ("Social Infrastructure Fund" and together with Energy Infrastructure Corp., MLP Fund, Pipeline Fund, Independence Fund, Power Fund, and Income Fund, the "Existing Regulated Funds"), Tortoise Capital Advisors, L.L.C. ("Tortoise Advisors"), on behalf of itself and its successors, Tortoise Direct Opportunities Fund, LP ("DO Fund"), Tortoise Direct Opportunities Fund II, LP ("DO Fund II"), Tortoise Direct Municipal Opportunities Fund, LP ("Municipal Fund" and, together with DO Fund and DO Fund II, the "Existing Affiliated Funds"), and Tortoise Credit Strategies, LLC (the "Existing Affiliated

Adviser").

Filing Dates: The application was filed on November 7, 2017, and amended on March 29, 2018, and August 1, 2018.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 17, 2018, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants, 11550 Ash Street, Suite 300, Leawood, KS 66211.

FOR FURTHER INFORMATION CONTACT: Christine Y. Greenlees, Senior Counsel, at (202) 551-6879 or Andrea Ottomanelli Magovern, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

1.   Energy Infrastructure Corp. was organized as a Maryland corporation for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company. Energy Infrastructure Corp. is a registered investment company under the Act. Energy Infrastructure Corp.'s Objectives and Strategies[1] are to seek a high level of total return with an emphasis on current distributions primarily through investments in publicly traded master limited partnerships ("MLPs") and their affiliates in the energy infrastructure sector. Energy Infrastructure Corp. has a six member Board,[2] of which four members are Non-Interested Directors.[3]

2.   MLP Fund was organized as a Maryland corporation for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company. MLP Fund is a registered investment company under the Act. MLP Fund's Objectives and Strategies are to seek a high level of total return with an emphasis on current distributions primarily through investments in energy MLPs and their affiliates, with an emphasis on natural gas infrastructure MLPs. MLP Fund has a six member Board, of which four members are Non-Interested Directors.

3.   Pipeline Fund was organized as a Maryland corporation for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company. Pipeline Fund is a registered investment company under the Act. Pipeline Fund has elected to be treated, and intends to comply with the requirements to continue to qualify annually, as a regulated investment company ("RIC") under the Internal Revenue Code of 1986, as amended (the "Code"),

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[1]   "Objectives and Strategies" means a Regulated Fund's investment objectives and strategies, as described in the Regulated Fund's registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the Securities Exchange Act of 1934, and the Regulated Fund's reports to shareholders.

[2]   The term "Board" refers to the board of directors of any Regulated Fund.

[3]   The term "Non-Interested Directors" refers to the directors of any Regulated Fund that are not "interested persons" of the Regulated Fund within the meaning of section 2(a)(19) of the Act.

and intends to continue to make such election in the future. Pipeline Fund's Objectives and Strategies are to seek a high level of total return with an emphasis on current distributions primarily through investments in equity securities of North American pipeline companies that transport natural gas, natural gas liquids, crude oil and refined products, and other energy infrastructure companies. Pipeline Fund has a six member Board, of which four members are Non-Interested Directors.

4.   Independence Fund was organized as a Maryland corporation for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company. Independence Fund is a registered investment company under the Act. Independence Fund has elected to be treated, and intends to comply with the requirements to continue to qualify annually, as a RIC under the Code, and intends to continue to make such election in the future. Independence Fund's Objectives and Strategies are to seek a high level of total return with an emphasis on current distributions primarily through investments in North American energy companies that engage in the exploration and production of crude oil, condensate, natural gas and natural gas liquids that generally have a strong presence in North American oil and gas reservoirs, including shale, and, to a lesser extent, on companies that provide associated transportation, processing, storage, servicing and equipment. Independence Fund has a six member Board, of which four members are Non-Interested Directors.

5.   Power Fund was organized as a Maryland corporation for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company. Power Fund is a registered investment company under the Act. Power Fund has elected to be treated, and intends to comply with the requirements to continue to qualify annually, as a RIC under the Code, and intends to continue to make such election in the future. Power Fund's Objectives and Strategies

are to seek a high level of current income, with a secondary objective of capital appreciation primarily through investments in income-producing fixed income and equity securities issued by power and energy infrastructure companies. Power Fund has a six member Board, of which four members are Non-Interested Directors.

6.   Income Fund was organized as a Maryland corporation for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company. Income Fund is a registered investment company under the Act. Income Fund has elected to be treated, and intends to comply with the requirements to continue to qualify annually, as a RIC under the Code, and intends to continue to make such election in the future. Income Fund's Objectives and Strategies are to seek a high level of current income, with a secondary objective of capital appreciation primarily through investments in corporate debt securities, and private investments. Income Fund has a six member Board, of which four members are Non-Interested Directors.

7.   Social Infrastructure Fund was organized as a Maryland corporation for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company. Social Infrastructure Fund is a registered investment company under the Act. Social Infrastructure Fund has elected to be treated, and intends to comply with the requirements to continue to qualify annually, as a RIC under the Code, and intends to continue to make such election in the future. Social Infrastructure Fund's Objectives and Strategies are to seek a high level of total return with an emphasis on tax-advantaged income primarily through investments in the social infrastructure sector. Social Infrastructure Fund has a four member Board, of which three members are Non-Interested Directors.

8.   Each of the Existing Affiliated Funds was organized as a Delaware limited partnership and would be an investment company but for section 3(c)(7) of the Act. Each Existing

Affiliated Fund has investment objectives and policies that are similar to those of the Existing

Regulated Funds.

9.   Tortoise Advisors is a Delaware limited liability company and is registered as an

investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). Tortoise

Advisors is wholly-owned by Tortoise Investments, LLC. Lovell Minnick Partners LLC ("Lovell

Minnick") owns a majority interest in Tortoise Investments, LLC ("Tortoise"). An entity formed by

Lovell Minnick owned by certain private funds sponsored by Lovell Minnick and a group of

institutional co-investors owns a controlling interest in Tortoise. Certain employees in the Tortoise

complex also own interests in Tortoise. Tortoise Advisors serves as investment adviser to Energy

Infrastructure Corp., MLP Fund, Pipeline Fund, Independence Fund, Power Fund, DO Fund, and

DO Fund II.

10.   The Existing Affiliated Adviser is a Delaware limited liability company and is

registered as an investment adviser under the Advisers Act. The Existing Affiliated Adviser is

privately held and is an affiliate of, and under common control with, Tortoise Advisors. The

Existing Affiliated Adviser serves as investment adviser to Income Fund, Social Infrastructure

Fund, and Municipal Fund.

11.   Applicants seek an order ("Order") to permit one or more Regulated Funds[4] and/or

one or more Affiliated Funds[5] to participate in the same investment opportunities through a

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[4]   "Regulated Fund" means the Existing Regulated Funds and any Future Regulated Fund. "Future
        Regulated Fund" means any closed-end management investment company (a) that is registered under
        the Act or has elected to be regulated as a BDC, (b) whose investment adviser is an Adviser, and (c)
        that intends to participate in the Co-Investment Program. The term "Adviser" means (a) Tortoise
        Advisors, (b) the Existing Affiliated Adviser, and (c) any future investment adviser that is controlled
        by Tortoise Advisors and is registered under the Advisers Act.

[5]   "Affiliated Fund" means (a) the Existing Affiliated Funds and (b) any Future Affiliated Fund.
        "Future Affiliated Fund" means any entity (a) whose investment adviser is an Adviser, (b) that
        would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to
        participate in the Co-Investment Program.

proposed co-investment program (the "Co-Investment Program") where such participation would

otherwise be prohibited under sections 17(d) and 57(a)(4) and rule 17d-1 by (a) co-investing with

each other in securities issued by issuers in private placement transactions in which an Adviser

negotiates terms in addition to price;[6] and (b) making additional investments in securities of such

issuers, including through the exercise of warrants, conversion privileges, and other rights to

purchase securities of the issuers ("Follow-On Investments"). "Co-Investment Transaction" means

any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub, as defined

below) participated together with one or more other Regulated Funds and/or one or more Affiliated

Funds in reliance on the requested Order. "Potential Co-Investment Transaction" means any

investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could

not participate together with one or more Affiliated Funds and/or one or more other Regulated

Funds without obtaining and relying on the Order.[7]

    12.   Applicants state that a Regulated Fund may, from time to time, form a Wholly-

Owned Investment Sub.[8] Such a subsidiary would be prohibited from investing in a Co-Investment

Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled

by its parent Regulated Fund for purposes of section 57(a)(4) and rule 17d-1. Applicants request

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[6]   The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act.

[7]   All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

[8]   The term "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. Any future subsidiaries of the Regulated Funds that participate in Co-Investment Transactions will be Wholly-Owned Investment Subs.

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that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the requested Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund's Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Regulated Fund's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

13. When considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment ("Available Capital"), and other pertinent factors applicable to that Regulated Fund. The Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on Available Capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

14.   Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority")[9] will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.

15.   With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

16.   No Non-Interested Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

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[9]   In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

17.   Under condition 14, if an Adviser or its principal owners (the "Principals"), or any

person controlling, controlled by, or under common control with an Adviser or the Principals, and

the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25% of the

outstanding voting shares of a Regulated Fund (the "Shares"), then the Holders will vote such

Shares as directed by an independent third party when voting on matters specified in the condition.

Applicants believe that this condition will ensure that the Non-Interested Directors will act

independently in evaluating the Co-Investment Program, because the ability of an Adviser or the

Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the

Non-Interested Directors can be removed will be limited significantly. Applicants represent that the

Non-Interested Directors will evaluate and approve any such independent party, taking into account

its qualifications, reputation for independence, cost to the shareholders, and other factors that they

deem relevant.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit participation by a

registered investment company and an affiliated person in any "joint enterprise or other joint

arrangement or profit-sharing plan," as defined in the rule, without prior approval by the

Commission by order upon application. Section 17(d) of the Act and rule 17d-1 under the Act are

applicable to Regulated Funds that are registered closed-end investment companies. Similarly, with

regard to BDCs, section 57(a)(4) of the Act generally prohibits certain persons specified in section

57(b) from participating in joint transactions with the BDC or a company controlled by the BDC in

contravention of rules as prescribed by the Commission. Section 57(i) of the Act provides that,

until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section

17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has not adopted any rules

under section 57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Funds that are

BDCs.

2.   In passing upon applications under rule 17d-1, the Commission considers whether

the company's participation in the joint transaction is consistent with the provisions, policies, and

purposes of the Act and the extent to which such participation is on a basis different from or less

advantageous than that of other participants.

3.   Applicants submit that Tortoise Advisors and the Existing Affiliated Adviser may be

deemed to control the Existing Regulated Funds and the Existing Affiliated Funds, respectively, and

any other Adviser will be controlling, controlled by, or under common control with Tortoise

Advisors. As a result, the Regulated Funds may be deemed to be under common control, and thus

affiliated persons of each other under section 2(a)(3)(C) of the Act. In addition, the Affiliated

Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated

persons of each Regulated Fund under section 2(a)(3)(C) of the Act. As a result, these relationships

might cause a Regulated Fund and one or more other Regulated Funds and/or one or more

Affiliated Funds participating in Co-Investment Transactions to be subject to section 17(d)

or 57(a)(4) of the Act, and thus subject to the provisions of rule 17d-l of the Act.

4.   Applicants state that in the absence of the requested relief, in some circumstances

the Regulated Funds would be limited in their ability to participate in attractive and appropriate

investment opportunities. Applicants believe that the proposed terms and conditions of the

application will ensure that the Co-Investment Transactions are consistent with the protection of

each Regulated Fund's shareholders and with the purposes intended by the policies and provisions

of the Act. Applicants state that the Regulated Funds' participation in the Co-Investment

Transactions will be consistent with the provisions, policies, and purposes of the Act and would be done in a manner that is not different from, or less advantageous than, that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.   Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   (a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's Available Capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment

Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the shareholders of the Regulated Fund; and

(B)   the Regulated Fund's then-current Objectives and Strategies;

(iii)   the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)   the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of the Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.	Except for Follow-On Investments made in accordance with condition 8,[10] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.	A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

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[10]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

7.	(a)	If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)	formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)	Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)	A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)	Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.   (a)   If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount

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proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the maximum amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee[11] (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in

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[11]   Applicants are not requesting and the staff of the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

14.   If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election.

15.   Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary